FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Press release entitled “BBVA Francés” reports consolidated third quarter earnings for fiscal year 2014”.

Buenos Aires, November 10, 2014 - BBVA Frances (NYSE: BFR.N; BCBA: FRA.BA;

LATIBEX: BFR.LA) reports consolidated third quarter earnings for fiscal year

2014.

Highlights

•	BBVA Francés reached net income of AR$ 629.0 million, accumulating AR$ 2.4 billion as of September 30, 2014.

•	Net financial income grew 32.5% compared to the same quarter of 2013 and 21.8% during the quarter, mainly due to increased revenues derived from private sector intermediation, as well as income from the public bonds portfolio.

•	In terms of activity, the private sector loan portfolio totaled AR$ 40.5 billion, growing 20.9% in the last twelve months and 6.9% during the quarter.

•	Regarding asset quality, BBVA Francés has been able to maintain the best ratios in the Argentine financial system, even in a deteriorated environment. As of September 30, 2014, the non-performing loan ratio reached 0.94%, with a coverage level of 225.89%.

•	Total deposits reached AR$ 49.7 million, growing 25.7% annually and 3.5% during the third quarter of 2014. Sight accounts represented 58.6% of total deposits, resulting in an improvement in the funding mix.

•	BBVA Francés maintained high levels of liquidity and solvency. As of September 30, 2014 liquid assets (Cash and due from banks plus Argentine Central Bank (BCRA) bills and notes represented 39.4% of the Bank’s total deposits. The capital ratio reached 16.2% of weighted risk assets; with an excess of capital over the BCRA minimum regulatory requirements of AR$ 4.7 billion, 95.8% over the minimum required.

•	On October 6, 2014, the BCRA issued new regulations. Communication “A” 5640 establishes a minimum reference interest rate for fix-term deposits held by individuals that not exceed AR$ 350 thousand. Communication “A” 5641 increases the monthly contribution that banks must side aside each month to fund the Deposits Guarantee Fund (Fondo de Garantía de los Depósitos) from 0.015% to 0.06% of the monthly average of the daily deposits balance.

•	BBVA Francés, following the guidelines of the BBVA Group, has created the new Digital and Transformation Banking Division, which will include the current functions of the Corporate Development and Transformation Division, with the goal of improving customers’ experience across all channels. Furthermore, BBVA Francés also implemented some organizational changes, redefining roles and simplifying the org chart, in order to adapt the Bank’s internal structure to its business needs.

•	In line with the expansion plan, three new branches (Chascomús, Buenos Aires; Las Heras, Santa Cruz and Colón, Entre Ríos) and three VIP spaces (Tucuman, Caballito and Catedral) were opened during the quarter. In addition, Paso de los Libres, branch in Corrientes was relocated, adding space and a more comfortable layout for employees and customers.

Other Events

•	On August 26, 2014, the Bank approved the issuance of its series 12 and 13 of negotiable obligations (bonds) for a total amount of AR$ 500 million. The subscription period started on October 31, 2014 and the issuance date will be November 13, 2014.

Economic Environment

The Monthly Estimator of Economic Activity (known by its acronym in Spanish as EMAE) decreased by 0.9% (seasonally adjusted) in August 2014 compared to July 2014 and fell by 1.2% compared to August 2013. However, it increased by 0.2% during the July-August 2014 period compared to the second quarter of 2014.

In contrast, the Monthly Industrial Estimator increased by 0.3% in July-August 2014 compared to the second quarter of 2014, while it decreased 1.8% compared to the same two-month period of 2013.

Finally, the Synthetic Index of Construction Activity remained stable in July-August 2014 compared to the second quarter of the year, but fell 2.1% with respect to the same two-month period in 2013.

Inflation, measured since January by the new official National and Urban Consumer Price Index (which is used to calculate the CER adjustment for some sovereign bonds) increased by 4.2% in the third quarter of 2014. The new index is national in scope (compared to the previously used indicator which covered the Greater Buenos Aires area) and uses the year 2013 as a base year (2013=100). Given this change, no historical data exists and it is not possible to make a comparative analysis with the previous rates.

The national public sector fiscal balance showed a primary surplus of AR$ 1.6 billion during July-August 2014 compared to a surplus of AR$ 1.7 billion in the same period of 2013, a decrease of 4.6%. Primary public sector spending increased 44.8% and public sector revenues had a smaller increase, of 44.1% during the same period.

Tax revenues increased by 34% annually due to a significant increase in income tax (46.7%), as well, it was reinforced by the increase in results from the BCRA and transfers from the National Social Security Administration (ANSES) to the National Treasury.

Increased capital expenditures and public companies’ deficit were principally responsible for the increase in primary spending during the period. Interest payments decreased by 9.6% during July and August 2014 and the total deficit reached AR$ 3.1 billion, a decrease of 12.1% compared to the same period in 2013.

In the external sector, the accumulated trade surplus reached USD 2.1 billion during the third quarter of 2014, 44.5% higher than that recorded in the same period of 2013. The performance of the trade balance is the result of total exports of USD 19.3 billion (-10.9%) and total imports of USD 17.2 billion (-14.9%) in the third quarter of 2014.

In the FX market, the exchange rate (BCRA reference rate) closed at AR$ 8.46 per U.S. dollar on September 30, 2014, increasing 4.1% compared to the AR$ 8.13 rate registered on June 30, 2014 and 46.2% from the same period of the previous year.

During the third quarter of 2014, the stock of international reserves of the BCRA decreased by USD 1.4 billion to USD 27.9 billion as of September 30, 2014. During the quarter, the Central Bank purchased USD 0.5 billion in the FX market, USD 3.6 billion less than the USD 4.1 billion purchased during the previous quarter.

The Badlar interest rate for private banks decreased 351 basis points in the third quarter of 2014, averaging 21.1% compared to a 24.7% average in the second quarter of 2014.

During the third quarter, private sector loans in pesos increased 5.3% compared to the previous quarter, while private sector loans in dollars decreased by 3.5%.

Total deposits in pesos in the financial system increased by 4.6% during the same period, private sector deposits in pesos increased by 14.6%, and those denominated in dollars decrease by 1.8%.

The Bank

BBVA Francés is currently undergoing a transformation process in order to embrace a more digital model, essential to face the challenges that the industry presents: more regulations, greater transparency and accountability and increased competition due to changes in the customer’s preferences as a result of the technological revolution. In the past year, the number of digital customers as well as those who operate trough mobile devices has increased significantly.

As previously mentioned, the Bank created a Digital Banking Division in order to develop more convenient and relevant products for its customers and to pursue more dynamic business, employing increasingly innovative communication channels.

In line with this course of action, BBVA Seguros has completely redesigned its website making it compatible for navigation not only from PCs but also from a wide variety of mobile devices. It has included new functionalities that allow the user to search for products and services on-line.

The Bank, has also been recognized by the Corporate Reputation Annual Ranking MERCO (in Spanish “Monitor Empresarial de Reputación Corporativa”), reaching number 35 among the first 100 companies with the best reputation in Argentina in 2014. In particular, BBVA Francés has climbed 34 positions when compared to the previous year, and became the company that improved the most in this year’s ranking.

In terms of advertisement campaigns, the new TV commercials that promote Francés GO, a service that informs customers about exclusive discounts through mobile phones, has had great impact and excellent reviews among the public and in social networks. In addition, BBVA Francés was honored with two major awards, winning a golden Effie for its “Estas Dulce” campaign promoting “Préstamos Simples” (Simple Loans) and a silver Effie for the “Souvenir” campaign promoting BBVA Francés Lanpass credit card.

During the third quarter of 2014, the Bank has continued to develop a wide range of commercial actions on each of its banking divisions.

In the retail segment, and furthering the Bank’s strategy of becoming “the soccer bank”, BBVA Francés re-launched the Visa Xeneixe and River LANPASS credit cards, associating each program’s benefits with the LANPASS frequent traveler program. In addition, after Boca Juniors presented the team’s t-shirts for the season, the Bank offered its clients the opportunity to buy it with up to 25% discount and 3 installments at no interest rate, paying with the Xeneixe credit card.

For the second year in a row, BBVA Francés offered its clients the exclusive benefit of “Campus Xeneixe”. The program has been designed for children between 14 and 18 years old, and allows them to experience, as real soccer players, daily training sessions with the club’s coaches, and tactic and strategy classes among other activities.

In the commercial segment and understanding the needs of these clients, the Bank attended the most important agro auctions of the country, where it promoted the BBVA Francés Agro credit card and offered its clients the possibility of no-interest rate for 180 for animal purchases using the Bank’s credit card.

Regarding Corporate Responsibility, the Bank continues to implement the Global Plan of Responsible Business 2013-2015. This program is based on the principles of integrity, transparency and prudence and with a holistic vision of the Bank’s role in the society focusing on three strategic lines: transparent, simple and responsible communication; products with significant social impact and education.

Education is one the main pillars of the social programs carried out by BBVA, with the goal of promoting financial literacy for individuals, supporting growth for SMEs and its social impact, and enhancing the social inclusion of children and youth.

The “BBVA Francés Financial Education Scholarships for Inclusion Program” is currently going through its 8° edition, benefits 1,365 students in more than 130 schools from 12 different provinces and the City of Buenos Aires, thanks to a wide range of alliances with 22 NGOs.

The program consists of annual and renewable scholarships aimed at young people between 12 and 19 years old, from low income segment, who are studying in high school. The Program’s main objective is to help these students complete their studies. In this context, BBVA Francés wants to address the problem in education, strengthening integration and retention in the education system of the beneficiaries of the program, allowing them and their families to manage the scholarship through a banking product, therefore encouraging their inclusion in the financial system.

In addition, the “Program for Training and Strengthening of SMEs”, one of the initiatives of the Responsible Business Plan, aims to fulfill the training needs of owners and managers of SMEs, allowing them to obtain the necessary know-how and managing tools which permit the development of skills necessary for business management to adapt to current market conditions.

Presentation of Financial Information

•	Foreign currency balances as of September 30, 2014 have been translated into pesos at the reference exchange rate published by the BCRA at such date ($ 8.4643/ US$).

•	This press release contains unaudited information that consolidates all of the banking activities of BBVA Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar Group – BBVA Consolidar Seguros S.A. and Consolidar AFJP (in liquidation)-, is shown as Investments in other companies (recorded by the equity method) and the corresponding results are included in Income from Equity Investments.

•	Information contained in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)	Quarter ended			Δ% quarter ended 09-30-14 vs quarter ended
(in thousands of pesos except income per share, ADS and percentages)	09-30-14	06-30-14	09-30-13	06-30-14	09-30-13
Net Financial Income	1,749,510	1,436,050	1,320,781	21.8%	32.5%
Provision for loan losses	(151,867)	(151,729)	(102,888)	0.1%	47.6%
Net income from services	887,922	813,890	678,628	9.1%	30.8%
Administrative expenses	(1,582,636)	(1,319,873)	(1,037,719)	19.9%	52.5%
Operating income	902,929	778,338	858,802	16.0%	5.1%
Income (Loss) from equity investments	85,365	42,455	38,857	101.1%	119.7%
Income (Loss) from Minority interest	(28,677)	(27,218)	(13,551)	5.4%	111.6%
Other Income/Expenses	14,453	(21,077)	(23,830)	-168.6%	-160.7%
Income tax and Minimum Presumed Tax	(345,100)	(373,447)	(299,580)	-7.6%	15.2%
Net income for the period	628,970	399,051	560,698	57.6%	12.2%
Net income per share (2)	1.17	0.74	1.04	57.6%	12.2%
Net income per ADS (3)	3.51	2.23	3.13	57.6%	12.2%

(1)	Exchange rate: AR$ 8,4643 Ps = 1USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADS represents three ordinary shares

BBVA Francés reached net income of AR$ 629.0 million in the third quarter of 2014, such result includes a loss of AR$ 53.5 million due to variation in public bond portfolio valuations.

In recurring terms, net income for the period was AR$ 680.6 million

The following “pro forma” table presents the non-recurring earnings.

Condensed Income Statement PROFORMA 09-30-14
in thousands of pesos	Recurring results	Non recurring Income	Total results
Net Financial Income	1,802,983	(53,473)	1,749,510
Provision for loan losses	(151,867)	—	(151,867)
Net income from services	887,922	—	887,922
Administrative expenses	(1,582,636)	—	(1,582,636)
Operating income	956,402	(53,473)	902,929
Income (loss) from equity investments	85,365	—	85,365
Income (Loss) from Minority interest	(28,677)	—	(28,677)
Other Income/Expenses	14,453	—	14,453
Income tax and Minimum Presumed Tax	(346,973)	(1,873)	(345,100)
Net income for the period	680,570	(55,346)	628,970

In order to standardize the comparison with previous quarters, the analysis of the variations is made in terms of recurring results.

Condensed Income Statement PROFORMA	Quarter ended			Δ% quarter ended 09-30-14 vs quarter ended
in thousands of pesos	09-30-14	06-30-14	09-30-13	06-30-14	09-30-13
Net Financial Income	1,802,983	1,531,442	1,241,038	17.7%	45.3%
Provision for loan losses	(151,867)	(151,729)	(102,888)	0.1%	47.6%
Net income from services	887,922	813,890	678,628	9.1%	30.8%
Administrative expenses	(1,582,636)	(1,319,873)	(1,037,719)	19.9%	52.5%
Operating income	956,402	873,730	779,059	9.5%	22.8%
Income (Loss) from equity investments	85,365	42,455	38,857	101.1%	119.7%
Income (Loss) from Minority interest	(28,677)	(27,218)	(13,551)	5.4%	111.6%
Other Income/Expenses	14,453	(21,077)	(23,830)	-168.6%	-160.7%
Income tax and Minimum Presumed Tax	(346,973)	(378,939)	(272,794)	-8.4%	27.2%

Net income for the period	680,570	488,951	507,742	39.2%	34.0%

Net recurring gain of the third quarter of 2014 totaled AR$ 680.6 million, exceeding by 34.0% and 39.2% the net income for the quarters ended on September 30, 2013 and June 30, 2014, respectively.

Net interest margin grew 45.3% and 17.7% compared to the third quarter of 2013 and the previous quarter of 2014, respectively. Both, income resulting from the intermediation with the private sector, as well as, income from the public portfolio, supported that increase.

Provisions for loan losses grew during both periods mainly due to the portfolio’s deterioration.

Net income from services increased 30.8% and 9.1% compared to the quarters ended September 30, 2013 and June 30, 2014, respectively. Administrative expenses grew 52.5% and 19.9% during the same periods, reflecting the impact of the organizational changes.

Furthermore, it is important to mention that the previous quarter reflected a higher income tax rate as a consequence of the tax re-valuation of the Bogar 2020 portfolio.

Main figures	Quarter ended			Δ% quarter ended 09-30-14 vs quarter ended
(in thousands of pesos except percentages)	09-30-14	06-30-14	09-30-13	06-30-14	09-30-13
Return on Average Assets (1)	3.5%	2.4%	4.3%	46.4%	-18.4%
Return on Average Shareholders’ Equity	27.3%	18.3%	37.3%	49.1%	-26.7%
Net fee Income as a % of Recurrent Operating Income	33.0%	34.7%	35.4%	-4.9%	-6.7%
Net fee Income as a % of Administrative Expenses	56.1%	61.7%	65.4%	-9.0%	-14.2%
Adm. Expenses as a % of Recurrent Operating Income (2)	58.8%	56.3%	54.1%	4.5%	8.8%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

The book value version of the income statement is considered in the line item analysis.

Net Financial Income

Net income from financial intermediation increased 32.5% compared to the same period of 2013 and 21.8% compared to the previous quarter of 2014, mainly due to the intermediation with the private sector, as a result of an improvement in the mix of funding.

Income from securities and short term investments registered higher income in the third quarter of 2014 compared to the previous quarter and to the same quarter of 2013.

It is important noteworthy that these balances include non-recurring income originated by variations in the valuation of securities. The quarter under review and the previous quarter recorded losses of AR$ 53.5 million and AR$ 95.3 million, respectively, while for the third quarter of 2013 a gain of AR$ 79.8 million was recorded.

In addition, the CER adjustment line also reflected a significant increase compared to the same quarter of 2013, mainly due to the new price index implemented since January 2014.

Furthermore, the line item “Foreign exchange difference and others” registered a decrease compared to the same quarter of 2013 as a consequence of a lower foreign currency position. Compared to the previous quarter, this line item registered higher gains mainly due to the revaluation of such position.

Net financial income	Quarter ended			Δ% quarter ended 09-30-14 vs quarter ended
(in thousands of pesos except percentages)	09-30-14	06-30-14	09-30-13	06-30-14	09-30-13
Net financial income	1,749,510	1,436,050	1,320,781	21.8%	32.5%
Net income from financial intermediation	1,100,566	922,639	855,449	19.3%	28.7%
CER adjustment	59,037	97,552	33,171	-39.5%	78.0%
Income from securities and short term investments	430,292	326,522	172,667	31.8%	149.2%
Interest on Government guaranteed loans	3,739	4,843	3,921	-22.8%	-4.6%
Foreign exchange difference	109,718	65,186	135,046	68.3%	-18.8%
Others	46,158	19,308	120,527	139.1%	-61.7%

Income from Public and Private Securities

The Bank has the discretion to mark-to-market its total public bonds portfolio; because of that, such income includes the unrealized losses/gains from variations in the valuations of the portfolio.

The increase compared to the same quarter of 2013 as well as to the previous quarter is mainly due to higher income resulting from the BCRA bills and notes portfolio.

In addition, as was previously mentioned, , a new Price index was implemented during the first quarter of 2014, registering an increase in the CER adjustment line in the annual comparison. However, the decline in the quarterly comparison is mainly a consequence of a slowdown of inflation.

Income from securities and short-term investments	Quarter ended			Δ% quarter ended 09-30-14 vs quarter ended
(in thousands of pesos except percentages)	09-30-14	06-30-14	09-30-13	06-30-14	09-30-13
Income from securities and short-term investments	430,292	326,522	172,667	31.8%	149.2%
Holdings booked at fair value	15,418	(54,903)	94,520	-128.1%	-83.7%
Bills and Notes from the Central Bank	409,772	374,897	77,697	9.3%	427.4%
Other fixed income securities	5,102	6,527	450	-21.8%	n/a
CER adjustment	59,060	97,602	33,194	-39.5%	77.9%

Net Income from Services

Net income from services increased 30.8% compared to the same quarter of 2013 and 9.1% compared to the previous quarter in 2014.

The increase compared to the same quarter of the previous year is mainly due to higher consumption with debit and credit cards plus higher fees associated with deposits accounts and insurance, together with those originated by PSA Finance, which was, partially offset by the higher fees paid for promotions, especially those related to the LANPASS program.

The performance compared to the previous quarter of 2014 is mainly due to higher fees for consumption with debit and credit cards and to higher activity in deposit accounts. Services charge expenses grew 13.4% during the period.

Net income from services	Quarter ended			Δ% quarter ended 09-30-14 vs quarter ended
(in thousands of pesos except percentages)	09-30-14	06-30-14	09-30-13	06-30-14	09-30-13
Net income from services	887,922	813,890	678,628	9.1%	30.8%
Service charge income	1,201,798	1,090,703	904,016	10.2%	32.9%
Service charges on deposits accounts	241,341	212,297	186,103	13.7%	29.7%
Credit cards and operations	466,375	425,392	353,736	9.6%	31.8%
Insurance	130,791	133,283	90,346	-1.9%	44.8%
Capital markets and securities activities	12,633	10,072	7,105	25.4%	77.8%
Fees related to foreign trade	36,407	31,380	23,671	16.0%	53.8%
Other fees	314,252	278,278	243,054	12.9%	29.3%
Services Charge expense	(313,877)	(276,813)	(225,387)	13.4%	39.3%

Administrative Expenses

Administrative expenses reflected increases of 52.5% and 19.9% compared to the third quarter of 2013 and the previous quarter, respectively.

Personnel expenses, increased compared to both periods mainly reflecting salary increases, a higher number of employees and the impact of organizational changes.

General expenses grew 28.9% in annual terms, as a consequence of a higher volume of activity, as well as the increase in prices and the effect of the peso devaluation over agreements denominated in dollar terms, mainly related to advertising and technology.

In the quarterly comparison, growth was 6.8% due to higher expenses in advertising, mainly sponsorship fees and taxes.

As of September 30, 2014, the Bank and its subsidiaries had 5,335 employees, an increase of 135 employees in the last year. The branch office network totaled 278 offices, including 248 consumer branch offices and 30 branch offices specializing in the middle-market segment. Corporate banking included 7 business units grouped by industry. Complementing its distribution network, the Bank has 13 in-company branches and 2 point of sale outlets, 669 ATM’s and 752 quick deposit boxes (“QDBs”).

Administrative expenses	Quarter ended			Δ% quarter ended 09-30-14 vs quarter ended
(in thousands of pesos except percentages)	09-30-14	06-30-14	09-30-13	06-30-14	09-30-13
Administrative expenses	(1,582,636)	(1,319,873)	(1,037,719)	19.9%	52.5%
Personnel expenses	(971,291)	(747,620)	(563,370)	29.9%	72.4%
Electricity and Communications	(25,417)	(23,299)	(15,111)	9.1%	68.2%
Advertising and Promotion	(61,708)	(53,190)	(52,526)	16.0%	17.5%
Fees and external administrative services	(14,845)	(15,595)	(16,722)	-4.8%	-11.2%
Taxes	(126,591)	(119,012)	(98,206)	6.4%	28.9%
Organization and development expenses	(15,369)	(14,319)	(12,560)	7.3%	22.4%
Amortizations	(35,161)	(32,056)	(25,973)	9.7%	35.4%
Other	(332,254)	(314,782)	(253,251)	5.6%	31.2%

Other Income / Expenses

Other income/expenses totaled a gain of AR$ 14.5 million during the third quarter of 2014. Higher charges were recorded during the previous quarter mainly due to the impact of the salary increases on the stock of vacation days and for a higher number of accrued days.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the third quarter of 2014, a gain of AR$ 85.3 million was recorded, mainly due to BBVA Francés’ stake in Rombo Compañía Financiera, the annual valuation for the stake in Visa and the sale of the stake in Banelco.

Balance and activity

Total Public Sector Exposure

Exposure to the public sector’s National treasury increased compared both, to the same quarter of 2013 and to the previous quarter, mainly due to bonds purchases.

The Bank’s portfolio of BCRA bills and notes also reflected a significant increase in the last twelve months, while it remained stable during the quarter.

As of September 30, 2014, public sector National treasury assets represented 3.8% of the Bank’s total assets. Total exposure to BCRA’s bills and notes net of holdings linked to reverse repo transactions, represented 7.7% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the National treasury through public securities, guaranteed loans and trusts (canceled in January 2014), as well as the BCRA’s bills and notes.

Exposure to the Public Sector	Quarter ended			Δ% quarter ended 09-30-14 vs quarter ended
(in thousands of pesos except percentages)	09-30-14	06-30-14	09-30-13	06-30-14	09-30-13
Public Sector - National Government	2,695,885	2,549,074	1,765,845	5.8%	52.7%
Public Sector Loans	51,945	49,024	79,588	6.0%	-34.7%
Total bond portfolio	2,509,642	2,407,427	1,322,214	4.2%	89.8%
Holdings book at fair value	2,428,434	2,256,819	1,290,040	7.6%	88.2%
Holdings book at amortized cost	164	164	164	0.0%	0.0%
Unlisted	81,044	150,444	32,010	-46.1%	153.2%
Trustees	—	—	174,804	n/a	-100.0%
Allowances	(204)	(204)	(192)	0.0%	6.3%
Reverse repo	134,502	92,827	189,431	44.9%	-29.0%
Public Sector - National Government own portfolio	2,561,383	2,456,247	1,576,414	4.3%	62.5%
Bills and Notes from Central Bank	7,031,106	7,732,288	4,391,487	-9.1%	60.1%
Own portfolio	5,270,496	5,778,841	2,039,764	-8.8%	158.4%
Reverse repo w/Central Bank	(1,760,610)	(1,953,447)	(2,351,723)	-9.9%	-25.1%

Total exposure to the Public Sector	9,726,991	10,281,362	6,157,332	-5.4%	58.0%

Total exposure to the Public Sector without repos	7,831,879	8,235,088	3,616,178	-4.9%	116.6%

Loan Portfolio

As of September 30, 2014, the Bank’s private sector loan portfolio totaled AR$ 40.5 billion, increasing 20.9% in the last twelve months and 6.9% during the quarter.

Compared to the same quarter of 2013, loans to the retail segment grew 27.1%, reflecting outstanding performance of the credit card portfolio, due to higher consumption and financings. Loans for small and medium size companies grew 27.8% mainly due to higher commercial loans, checks and leasing. Corporate loans grew 9.9% in the same quarter.

It is noteworthy that during the first nine months of 2014, the Bank has placed approximately AR$ 2.6 billion in credit lines for productive investment, complying with the BCRA regulations, accumulating a total amount of AR$ 7.1 billion since the second quarter of 2012.

In the quarterly comparison, both commercial and retail loans registered increases, of 8.7% and 5.1%, respectively.

Net loans	Quarter ended			Δ% quarter ended 09-30-14 vs quarter ended
(in thousands of pesos except percentages)	09-30-14	06-30-14	09-30-13	06-30-14	09-30-13
Private & Financial sector loans	40,512,571	37,910,090	33,521,195	6.9%	20.9%
Advances	7,311,296	6,894,271	6,633,490	6.0%	10.2%
Discounted and purchased notes	6,303,691	5,558,444	4,613,774	13.4%	36.6%
Consumer Mortgages	1,387,004	1,311,435	1,080,961	5.8%	28.3%
Car secured loans	3,641,853	3,456,216	3,328,779	5.4%	9.4%
Personal loans	5,977,116	5,974,939	5,661,807	0.0%	5.6%
Credit cards	9,383,445	8,651,287	5,974,677	8.5%	57.1%
Loans to financial sector	952,622	1,114,563	1,372,086	-14.5%	-30.6%
Other loans	5,708,632	5,008,854	4,898,638	14.0%	16.5%
Unaccrued interest	(131,173)	(125,691)	(100,124)	4.4%	31.0%
Adjustment and accrued interest & exchange differences receivable	854,708	889,249	713,054	-3.9%	19.9%
Less: Allowance for loan losses	(876,623)	(823,477)	(655,947)	6.5%	33.6%
Loans to public sector	51,945	49,024	79,588	6.0%	-34.7%
Loans to public sector	9,184	9,247	49,015	-0.7%	-81.3%
Adjustment and accrued interest & exchange differences receivable	42,761	39,777	30,573	7.5%	39.9%
Net total loans	40,564,516	37,959,114	33,600,783	6.9%	20.7%

Asset Quality

BBVA Francés maintains the best asset quality ratios in the Argentine financial system, despite same deterioration in the indicators.

As of September 30, 2014, the asset quality ratio (non-performing loans/total loans) was 0.94%, while the coverage ratio (provisions/non-performing loans) reached 225.89%.

Compared to the same quarter of 2013 the higher ratio is due to a rise of non-performing loans as well as an increase in the performing portfolio.

In contrast, compared to the previous quarter of 2014, the ratio reflected a slight improvement.

Asset quality ratios	Quarter ended			Δ% quarter ended 09-30-14 vs quarter ended
(in thousands of pesos except percentages)	09-30-14	06-30-14	09-30-13	06-30-14	09-30-13
Non-performing loans (1)	388,080	377,420	254,161	2.8%	52.7%
Allowance for loan losses	(876,623)	(823,477)	(655,947)	6.5%	33.6%
Non-performing loans/net total loans	0.94%	0.97%	0.74%	-3.8%	26.2%
Non-performing private loans/net private loans	0.94%	0.97%	0.74%	-3.8%	26.1%
Allowance for loan losses/non-performing loans	225.89%	218.19%	258.08%	3.5%	-12.5%
Allowance for loan losses/net total loans	2.12%	2.12%	1.91%	-0.4%	10.5%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under “Other receivables” from financial intermediation.

Evolution of provisions	Quarter ended			Δ% quarter ended 09-30-14 vs quarter ended
(in thousands of pesos except percentages)	09-30-14	06-30-14	09-30-13	06-30-14	09-30-13
Balance at the beginning of the quarter	828,912	761,194	623,042	8.9%	33.0%
Increase / decrease	151,867	151,729	102,888	0.1%	47.6%
Provision increase / decrease - Exchange rate difference	1,173	385	1,892	204.7%	38.0%
Decrease	(99,740)	(84,396)	(67,535)	18.2%	47.7%
Balance at the end of the quarter	882,212	828,912	660,287	6.4%	33.6%

Deposits

Total deposits reached AR$ 49.7 billion as of September 30, 2014, increasing by 25.8% and 3.5% compared to the same quarter of 2013 and to the previous quarter, respectively.

In annual terms, sight accounts increased 34.3%, whereas time deposits grew at a slower rate (15.1%), improving the funding mix. Sight accounts represented 58.6% of the Bank’s total deposits.

It is noteworthy to highlight that, in the last twelve months; peso-denominated deposits grew 23.7%;

sight accounts increased by 32% and time deposits by 13.8%.

The quarterly change reflected a slight slowdown in the deposits, which increased by 3.5%, growing only accounts balances, whereas saving accounts and time deposits remained stable.

Deposits denominated in foreign currency increased 47.2% compared to the same quarter of 2013 and 10.4% compared to the previous quarter. As of September 30, 2014 deposits denominated in foreign currency reached AR$ 5.1 billion (equivalent to US$ 0.6 billion), representing 10.3% of the Bank’s total deposits.

Total deposits	Quarter ended			Δ% quarter ended 09-30-14 vs quarter ended
(in thousands of pesos except percentages)	09-30-14	06-30-14	09-30-13	06-30-14	09-30-13
Total deposits	49,734,513	48,046,749	39,544,867	3.5%	25.8%
Current accounts	16,514,883	14,327,189	11,081,263	15.3%	49.0%
Peso denominated	15,921,325	12,952,869	11,065,211	22.9%	43.9%
Foreign currency	593,558	1,374,320	16,052	-56.8%	n/a
Saving accounts	12,624,715	12,567,766	10,617,959	0.5%	18.9%
Peso denominated	9,835,098	9,996,063	8,449,237	-1.6%	16.4%
Foreign currency	2,789,617	2,571,703	2,168,722	8.5%	28.6%
Time deposits	19,607,251	20,187,951	17,028,514	-2.9%	15.1%
Peso denominated	18,114,087	18,653,150	15,914,251	-2.9%	13.8%
CER adjusted time deposits	410	704	938	-41.8%	-56.3%
Foreign currency	1,492,754	1,534,097	1,113,325	-2.7%	34.1%
Investment Accounts	677	1,176	5,422	-42.4%	-87.5%
Peso denominated	677	1,176	5,422	-42.4%	-87.5%
Other	986,987	962,667	811,709	2.5%	21.6%
Peso denominated	757,089	741,499	640,326	2.1%	18.2%
Foreign currency	229,898	221,168	171,383	3.9%	34.1%
Rescheduled deposits + CEDROS	2,234	3,013	16,971	-25.9%	-86.8%
Peso denominated	2,234	3,013	16,971	-25.9%	-86.8%
Total deposits + Rescheduled deposits & CEDROS	49,736,747	48,049,762	39,561,838	3.5%	25.7%

(*)	In August 2005, the payments of rescheduled deposits were finalized, only those deposits that have a pending court case remain outstanding.

Other Funding Sources

As of September 30, 2014, other funding sources totaled AR$ 2.6 billion, increasing 91.4% compared to the same quarter of 2013 and 14.4% to the previous quarter.

In the last twelve months, both the Bank and PSA Finance issued non-subordinated negotiable obligations (bonds). Some series of bonds matured during the period. Dollar funding increased as well, mainly funding lines aimed at financing imports.

Of the total outstanding senior bonds, AR$ 1.5 billion correspond to those issued by BBVA Francés and AR$ 0.4 billion to those issued by PSA Finance.

Other funding sources	Quarter ended			Δ% quarter ended 09-30-14 vs quarter ended
(in thousands of pesos except percentages)	09-30-14	06-30-14	09-30-13	06-30-14	09-30-13
Lines from other banks	779,068	759,782	532,297	2.5%	46.4%
Senior Bonds	1,834,664	1,524,976	833,167	20.3%	120.2%

Total other funding sources	2,613,732	2,284,758	1,365,464	14.4%	91.4%

Capitalization

As of September 30, 2014, the Bank’s total shareholder’s equity totaled AR$ 9.5 billion, while the excess over BCRA Minimum Capital Requirements was AR$ 4.7 billion or 95.8%.

On the same date, the capital ratio reached 16.2% of assets adjusted to risk.

It is important to mention that beginning in the second quarter of 2014, the calculation of the ratio was modified, considering total risk-weighted assets. Previously, only credit risk-weighted assets were considered in the capital ratio calculation.

Capitalization	Quarter ended			Δ% quarter ended 09-30-14 vs quarter ended
(in thousands of pesos except percentages)	09-30-14	06-30-14	09-30-13	06-30-14	09-30-13
Capital Stock	536,878	536,878	536,878	0.0%	0.0%
Issuance premiums	182,511	182,511	182,511	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,032,368	1,032,368	1,032,368	0.0%	0.0%
Reserves on Profits	6,095,012	6,095,012	4,099,568	0.0%	48.7%
Unappropriated retained earnings	2,390,139	1,761,169	1,160,313	35.7%	106.0%

Total stockholders’ equity	9,517,519	8,888,549	6,292,249	7.1%	51.3%

Central Bank Requirements	Quarter ended			Δ% quarter ended 09-30-14 vs quarter ended
(in thousands of pesos except percentages)	09-30-14	06-30-14	09-30-13	06-30-14	09-30-13
Central Bank Minimum Capital Requirements	4,931,604	4,782,278	3,799,674	3.1%	29.8%
Central Bank Minimum Capital Requirements (a, b)	4,759,958	4,614,717	3,655,086	3.1%	30.2%
Increase in capital requirements related to custody	171,646	167,561	144,588	2.4%	18.7%
a) Central Bank Minimum Capital Requirements	4,759,958	4,614,717	3,653,666	3.1%	30.3%
Allocated to Asset at Risk	3,499,558	3,364,223	2,804,618	4.0%	24.8%
DCR (derivative conterparter risk)	11,942	11,190	7,275	6.7%	64.2%
Non Compliance of Other Credit Regulations	—	50,256	—	-100.0%	n/a
Market Risk	109,918	131,494	38,893	-16.4%	182.6%
Operational Risk	1,138,540	1,057,554	802,880	7.7%	41.8%

b) Minimum capital required for the Guarantee Fund for the Sustainability of the Pas-as-you-go System maneged by the Argentine Republic and registrar of mortgage notes	686,586	670,243	578,354	2.4%	18.7%
5% of the securities in custody and book-entry notes	686,586	670,243	578,354	2.4%	18.7%

Bank Capital Calculated under Central Bank Rules	9,656,270	9,142,327	6,327,630	5.6%	52.6%
Ordinary Capital Level 1	9,283,586	8,773,180	6,070,362	5.8%	52.9%
Dedusctions Ordinary Capital Level 1	(158,196)	(141,202)	(129,621)	12.0%	22.0%
Capital Level 2	530,880	510,349	386,889	4.0%	37.2%
Excess over Required Capital	4,724,666	4,360,049	2,527,956	8.4%	86.9%

Capital Ratio (Central Bank rules)	16.2%	15.8%	13.9%	2.4%	17.1%
Excess over Required Capital as a % of Shareholders’ Equity	49.6%	49.1%	40.2%	1.2%	23.6%

Additional Information

	Quarter ended			Δ% quarter ended 09-30-14 vs quarter ended
(in thousands of pesos except percentages)	09-30-14	06-30-14	09-30-13	06-30-14	09-30-13
Exchange rate	8.46	8.13	5.79	4.1%	46.2%
Quarterly CER adjustment	0.04	0.06	0.03	-34.7%	59.5%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (“SEC”), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call

A conference call to discuss third quarter earnings will be held on Wednesday, November 12, 2014, at 11:00 am New York time – 1:00 pm Buenos Aires time. If you are interested in participating, please dial 888-468-2440 within the U.S. or +1 719-325-2393 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 7920338.

The conference will be recorded, please dial 888-203-1112 or +1 719-457-0820, same confirmation code. It will be available until December 12, 2014.

Internet

This press release is also available at BBVA Francés web site: www.bbvafrances.com.ar

Contacts

Vanesa Bories

Investor Relations

(5411) 4346-4000 int. 11622

vbories@bbva.com

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	09-30-14	06-30-14	03-31-14	09-30-13
Cash and due from banks	12,539,352	11,487,854	10,324,896	7,769,098
Government and Private Securities	9,634,649	10,196,131	9,166,259	5,900,514
Holdings booked at fair value	2,562,936	2,349,646	1,437,457	1,290,040
Holdings booked at amortized cost	164	164	181,546	164
Reverse repo	—	—	134,502	189,431
Listed Private Securities	40,647	114,237	72,398	29,584
Bills and Notes from the Central Bank	7,031,106	7,732,288	7,340,559	4,391,487
Less: Allowances	(204)	(204)	(203)	(192)
Loans	40,564,516	37,959,114	36,702,394	33,600,783
Loans to the private & financial sector	40,512,571	37,910,090	36,657,954	33,521,195
Advances	7,311,296	6,894,271	6,837,277	6,633,490
Discounted and purchased notes	6,303,691	5,558,444	5,240,894	4,613,774
Secured with mortgages	1,387,004	1,311,435	1,282,080	1,080,961
Car secured loans	3,641,853	3,456,216	3,564,894	3,328,779
Personal loans	5,977,116	5,974,939	6,047,128	5,661,807
Credit cards	9,383,445	8,651,287	8,002,015	5,974,677
Loans to financial sector	952,622	1,114,563	1,277,633	1,372,086
Other loans	5,708,632	5,008,854	4,416,455	4,898,638
Less: Unaccrued interest	(131,173)	(125,691)	(150,755)	(100,124)
Plus: Interest & FX differences receivable	854,708	889,249	897,521	713,054
Less: Allowance for loan losses	(876,623)	(823,477)	(757,188)	(655,947)
Public Sector loans	51,945	49,024	44,440	79,588
Principal	9,184	9,247	8,786	49,015
Plus: Interest & FX differences receivable	42,761	39,777	35,654	30,573
Other banking receivables	6,633,040	3,506,347	3,703,031	3,618,734
Repurchase agreements	1,880,783	2,035,792	2,473,340	2,519,628
Unlisted private securities	40,397	36,207	13,613	2,426
Other banking receivables	4,717,449	1,439,783	1,220,084	1,101,020
Less: provisions	(5,589)	(5,435)	(4,006)	(4,340)
Investments in other companies	295,057	270,984	248,521	201,728
Intangible assets	143,124	131,637	133,817	117,961
Organization and development charges	143,124	131,637	133,817	117,961
Other assets	5,074,026	4,735,064	4,446,775	3,673,442
Total Assets	74,883,764	68,287,131	64,725,693	54,882,260
Deposits	49,736,747	48,049,762	44,903,456	39,561,838
Current accounts	16,514,883	14,327,189	11,746,968	11,081,263
Saving accounts	12,624,715	12,567,766	11,363,770	10,617,959
Time deposits	19,607,251	20,187,951	20,908,778	17,028,514
Investment Accounts	677	1,176	2,677	5,422
Rescheduled deposits CEDROS	2,234	3,013	3,477	16,971
Other deposits	986,987	962,667	877,786	811,709
Other banking Liabilities	12,233,676	8,267,411	8,194,620	6,628,194
Other provisions	700,849	682,626	636,258	628,044
Other contingencies	700,276	682,061	635,120	627,341
Guarantees	573	565	1,138	703
Other liabilities	2,452,973	2,196,480	2,286,954	1,621,879
Minority interest	242,000	202,303	186,107	150,056
Total Liabilities	65,366,245	59,398,582	56,207,395	48,590,011
Total Stockholders’ equity	9,517,519	8,888,549	8,518,298	6,292,249
Total liabilities + stockholders’ equity	74,883,764	68,287,131	64,725,693	54,882,260

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	09-30-14	06-30-14	03-31-14	09-30-13
Financial income	3,131,111	2,930,115	3,838,413	2,186,542
Interest on Cash and Due from Banks		—	—	—
Interest on Loans Granted to the Financial Sector	83,308	93,609	97,764	80,684
Interest on Overdraft	547,732	534,824	458,888	339,139
Interest on Discounted and purchased notes	311,344	289,864	299,693	203,134
Interest on Mortgages	61,058	56,176	53,426	42,486
Interest on Car Secured Loans	203,689	197,147	188,802	155,533
Interest on Credit Card Loans	490,350	487,367	391,996	242,826
Interest on Financial Leases	85,493	81,487	78,533	62,548
Interest on Other Loans	706,045	669,546	647,479	583,205
From Other Banking receivables	25	17	3,753	10,493
Interest on Government Guaranteed Loans Decree 1387/01	3,739	4,843	4,145	3,921
Income from Securities and Short Term Investments	430,292	326,522	405,969	172,667
CER	59,060	97,602	95,549	33,194
Foreign exchange difference	109,718	65,186	585,147	135,046
Other	39,258	25,925	527,269	121,666
Financial expenses	-1,381,601	-1,494,065	(1,392,471)	(865,761)
Interest on Current Account Deposits	—	—	—	—
Interest on Saving Account Deposits	(4,861)	(4,793)	(4,450)	(3,937)
Interest on Time Deposits	(1,036,853)	(1,142,425)	(1,001,887)	(637,315)
Interest on Other Banking Liabilities	(132,759)	(140,647)	(128,059)	(71,747)
Other interests (includes Central Bank)	(1,992)	(2,105)	(2,199)	(1,899)
CER	(23)	(50)	(69)	(23)
Bank Deposit Guarantee Insurance system mandatory contributions	(20,329)	(19,699)	(18,857)	(15,843)
Mandatory contributions and taxes on interest income	(191,684)	(177,729)	(231,011)	(133,858)
Other	6,900	(6,617)	(5,939)	(1,139)
Net financial income	1,749,510	1,436,050	2,445,942	1,320,781
Provision for loan losses	(151,867)	(151,729)	(118,744)	(102,888)
Income from services, net of other operating expenses	887,922	813,890	728,761	678,628
Administrative expenses	(1,582,636)	(1,319,873)	(1,212,897)	(1,037,719)
Income (loss) from equity investments	85,365	42,455	29,243	38,857
Net Other income	14,453	(21,077)	41,053	(23,830)
Income (loss) from minority interest	(28,677)	(27,218)	(20,788)	(13,551)
Income before tax	974,070	772,498	1,892,570	860,278
Income tax	(345,100)	(373,447)	(530,452)	(299,580)

Net income	628,970	399,051	1,362,118	560,698

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	09-30-14	06-30-14	03-31-14	09-30 -13
Cash and due from banks	12,539,439	11,487,941	10,324,984	7,769,169
Government Securities	9,659,082	10,231,532	9,174,144	5,913,866
Loans	40,564,516	37,959,113	36,702,394	33,646,501
Other Banking Receivables	6,633,040	3,506,948	3,703,031	3,618,734
Assets Subject to Financial Leasing	1,995,881	1,948,824	1,793,670	1,556,241
Investments in other companies	289,446	266,812	241,594	194,402
Other assets	3,268,571	2,964,883	2,831,646	2,279,586
Total Assets	74,949,975	68,366,053	64,771,463	54,978,499
Deposits	49,736,593	48,049,643	44,867,311	39,560,719
Other banking liabilities	12,233,881	8,269,373	8,194,620	6,628,194
Minority interest	246,802	205,873	192,035	156,324
Other liabilities	3,215,180	2,952,615	2,999,199	2,341,013
Total Liabilities	65,432,456	59,477,504	56,253,165	48,686,250
Total Stockholders’ Equity	9,517,519	8,888,549	8,518,298	6,292,249
Stockholders’ Equity + Liabilities	74,949,975	68,366,053	64,771,463	54,978,499

Net Income

	09-30-14	06-30-14	03-31-14	30-09-13
Net Financial Income	1,751,263	1,438,503	2,448,888	1,323,999
Provision for loan losses	(151,867)	(151,729)	(118,744)	(102,888)
Net Income from Services	887,922	813,890	728,761	678,628
Administrative expenses	(1,580,779)	(1,327,955)	(1,220,123)	(1,042,833)
Net Other Income	97,650	24,830	73,665	16,870
Income Before Tax	1,004,189	797,539	1,912,447	873,776
Income Tax	(345,310)	(373,628)	(530,691)	(299,851)
Net income	658,879	423,911	1,381,756	573,925
Minoritary Interest	(29,909)	(24,860)	(19,638)	(13,227)

Net income for Quarter	628,970	399,051	1,362,118	560,698

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 12, 2014	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer